Blind Tiger, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Blind Tiger

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Checking (7792)	36,036.65
QuickBooks Checking Account	0.09
Total Bank Accounts	**$36,036.74**
Accounts Receivable	
Accounts Receivable (A/R)	32,935.00
Total Accounts Receivable	**$32,935.00**
Other Current Assets	
Accounts Receivable - Owner	1,303.54
AR - ERC	600.00
Inventory	
Inventory - Bottled Product	33,750.76
Inventory - Flavoring	19,477.31
Inventory - Packaging	12,568.76
Total Inventory	**65,796.83**
Room 33 Receivable	300.00
Undeposited Funds	0.00
Total Other Current Assets	**$68,000.37**
Total Current Assets	**$136,972.11**
TOTAL ASSETS	**$136,972.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	3,099.20
Chase Credit Card	0.00
Webstaurant Credit Card (FNBO)	285.50
Total Credit Cards	**$3,384.70**
Total Current Liabilities	**$3,384.70**
Long-Term Liabilities	
Ben Franklin Convertible Note	74,500.00
Ben Franklin Loan	60,000.00
ECRDA - Diversity Micro Loan	24,747.08
Garber Fund Note Payable	75,000.00
Total Long-Term Liabilities	**$234,247.08**
Total Liabilities	**$237,631.78**

Blind Tiger

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Opening balance equity	0.00
Outside Investors	
Investment from Expert DoJo Accelerator	50,000.00
Total Outside Investors	**50,000.00**
Owner investments - Rebecca Styn	23,526.33
Retained Earnings	-51,037.20
Net Income	-123,148.80
Total Equity	**$ -100,659.67**
TOTAL LIABILITIES AND EQUITY	**$136,972.11**

Blind Tiger

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Checking (7792)	109,788.59
QuickBooks Checking Account	0.09
Treasury Bills - Investment	8,991.57
Total Bank Accounts	**$118,780.25**
Accounts Receivable	
Accounts Receivable (A/R)	15,952.92
Total Accounts Receivable	**$15,952.92**
Other Current Assets	
Accounts Receivable - Owner	1,303.54
AR - ERC	600.00
Inventory	4,647.35
Inventory - Bottled Product	111,888.00
Inventory - Flavoring	72,997.42
Inventory - Packaging	80,632.06
Total Inventory	**270,164.83**
Inventory Asset	0.00
Loans to Owner	93.00
Loans To Owner - RS	304.00
Room 33 Receivable	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$272,465.37**
Total Current Assets	**$407,198.54**
Fixed Assets	
Long-term office equipment	2,118.94
Total Fixed Assets	**$2,118.94**
TOTAL ASSETS	**$409,317.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	6,632.66
Chase Credit Card	0.00
Webstaurant Credit Card (FNBO)	0.00
Total Credit Cards	**$6,632.66**
Other Current Liabilities	
Suspense account	7,364.40

Blind Tiger

Balance Sheet

As of December 31, 2023

	TOTAL
Total Other Current Liabilities	**$7,364.40**
Total Current Liabilities	**$13,997.06**
Long-Term Liabilities	
Ben Franklin Convertible Note	75,000.00
Accrued Interest - BF 75k	5,906.31
Total Ben Franklin Convertible Note	**80,906.31**
Ben Franklin Loan	90,000.00
Accrued Interest - BF 90k	3,037.50
Total Ben Franklin Loan	**93,037.50**
ECRDA - Diversity Micro Loan	20,669.46
ECRDA Loan II	20,000.00
Garber Fund Note Payable	75,000.00
Accrued Interest - Garber	6,873.27
Total Garber Fund Note Payable	**81,873.27**
Total Long-Term Liabilities	**$296,486.54**
Total Liabilities	**$310,483.60**
Equity	
Opening balance equity	0.00
Outside Investors	
Investment from Don Mennel	175,000.00
Investment from Expert DoJo Accelerator	50,000.00
Investment from Ford Mennel	100,000.00
Investment from R. Zydonik	25,000.00
Investment from Reineke	50,000.00
Investment from Ronald & Evelyn Burns	50,000.00
Total Outside Investors	**450,000.00**
Owner investments - Rebecca Styn	23,526.33
Retained Earnings	-174,186.00
Net Income	-200,506.45
Total Equity	**$98,833.88**
TOTAL LIABILITIES AND EQUITY	**$409,317.48**

Blind Tiger

Profit and Loss

January - December 2022

	TOTAL
Income	
Merchandise Sales	10.00
Sales of Products	97,076.15
Consignment Sales	12,398.17
Total Sales of Products	**109,474.32**
Total Income	**$109,484.32**
Cost of Goods Sold	
Cost of goods sold	5,864.05
Bottling Production	26,163.42
Freight in - COGS	940.00
Merchandise - COGS	0.00
Product Packaging	609.28
Product Testing	1,980.00
Shipping & postage	12,219.96
Shipping Supplies	2,394.32
Supplies & materials - COGS	11,742.27
Total Cost of goods sold	**61,913.30**
Total Cost of Goods Sold	**$61,913.30**
GROSS PROFIT	**$47,571.02**
Expenses	
Advertising & marketing	38,155.41
Advertising/Promotional - Samples (Not for Sale)	2,767.57
Design - Labels	1,746.44
Label Printing	22,761.92
Marketing Consultants	1,022.50
Promotions	440.77
Social media	9,593.46
Website ads	63.00
Website Build	2,123.45
Total Advertising & marketing	**78,674.52**
Commissions	385.00
Contract labor	10,000.00
Contributions to charities	1,705.00
Entertainment	1,278.48
General business expenses	15.89
Bank fees & service charges	423.31
Consulting Fees	1,789.00
Continuing education	3,512.93
Memberships & subscriptions	4,017.31
Total General business expenses	**9,758.44**

Blind Tiger

Profit and Loss

January - December 2022

	TOTAL
Insurance	
Business insurance	1,405.48
Total Insurance	**1,405.48**
Interest paid	98.90
Business loan interest	1,026.97
Total Interest paid	**1,125.87**
Legal & accounting services	
Accounting fees	4,647.00
Legal fees	150.00
Total Legal & accounting services	**4,797.00**
Meals	733.40
Office expenses	
Merchant account fees	651.04
Office supplies	638.28
Printing & photocopying	39.00
Shipping Software	28.62
Software & apps	1,222.82
Total Office expenses	**2,579.76**
Ordering Software	479.23
Payroll expenses	0.00
Payroll Processing	605.10
Payroll taxes	3,395.61
Recruitment/Onboarding Fees	250.00
Salaries & wages	13,461.56
Salaries - Officer	20,150.00
Total Payroll expenses	**37,862.27**
QuickBooks Payments Fees (deleted)	59.53
Registrations	599.00
Rent	
Building & land rent	6,660.00
Total Rent	**6,660.00**
Research & Development	854.20
Beverage Development	561.85
Customer/Market Development	300.00
Total Research & Development	**1,716.05**
Supplies	9.53
Supplies & materials	4,913.79
Total Supplies	**4,923.32**
Tradeshow	3,731.83

	TOTAL
Travel	5,458.76
Airfare	792.07
Vehicle rental	1,132.40
Total Travel	**7,383.23**
Total Expenses	**$175,857.41**
NET OPERATING INCOME	**$ -128,286.39**
Other Income	
Credit card rewards	132.04
Grants/Awards/Prizes	5,000.00
Total Credit card rewards	**5,132.04**
Interest earned	5.55
Total Other Income	**$5,137.59**
NET OTHER INCOME	**$5,137.59**
NET INCOME	**$ -123,148.80**

Blind Tiger

Profit and Loss

January - December 2023

	TOTAL
Income	
Merchandise Sales	310.25
Sales of Product Income	70,726.53
Sales of Products	256,031.91
Refund	-386.23
Total Sales of Products	**255,645.68**
Total Income	**$326,682.46**
Cost of Goods Sold	
Cost of goods sold	68,765.96
Freight in - COGS	8,276.00
Freight Out	768.35
Merchandise - COGS	6,916.23
Shipping & postage	19,730.61
Shipping Supplies	2,554.28
Supplies & materials - COGS	40,150.74
Total Cost of goods sold	**147,162.17**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$147,162.17**
GROSS PROFIT	**$179,520.29**
Expenses	
Advertising & marketing	20,418.57
Advertising/Promotional - Samples (Not for Sale)	3,506.51
Commercial Photographic Services	4,926.95
Design - Labels	7,007.35
Label Printing	429.75
Marketing Consultants	41,494.09
Promotions	8,619.59
Social media	9,753.07
Total Advertising & marketing	**96,155.88**
Bad Debt	300.00
Commissions	385.00
Contributions to charities	3,688.94
Entertainment	43.00
Finance costs	
Filing fee	84.00
Lender fee expense	125.00
Total Finance costs	**209.00**
General business expenses	
Bank fees & service charges	881.64
Consulting Fees	3,777.47
Continuing education	2,533.62

	TOTAL
Memberships & subscriptions	12,553.29
Uniforms	27.40
Total General business expenses	**19,773.42**
Gifts	544.72
Insurance	142.50
Business insurance	426.81
Total Insurance	**569.31**
Interest paid	1,407.13
Business loan interest	477.17
Total Interest paid	**1,884.30**
Job Listing	512.02
Legal & accounting services	1,151.50
Accounting fees	4,935.00
Legal fees	4,834.24
Total Legal & accounting services	**10,920.74**
Meals	781.23
Meals with clients	281.10
Team meals	19.76
Total Meals	**1,082.09**
Office expenses	
Merchant account fees	364.49
Office supplies	3,754.89
Software & apps	13,246.65
Total Office expenses	**17,366.03**
Ordering Software	1,822.56
Payroll expenses	12,397.61
Payroll Processing	971.65
Payroll taxes	18,519.74
Recruitment/Onboarding Fees	250.00
Salaries & wages	46,967.89
Total Payroll expenses	**79,106.89**
Registrations	300.00
Rent	3,939.82
Building & land rent	3,208.97
Equipment rental	310.98
Total Rent	**7,459.77**
Research & Development	3,096.67
Beverage Development	1,837.66
Customer/Market Development	5,615.00
Total Research & Development	**10,549.33**
Selling Expenses	1,211.01

	TOTAL
Showroom/Storefront Expenses	401.19
Supplies	
Supplies & materials	14,527.17
Total Supplies	**14,527.17**
Tradeshow	6,943.00
Travel	635.98
Airfare	2,030.09
Hotels	3,185.27
Parking & tolls	92.24
Total Travel	**5,943.58**
Uncategorized Expense	13,588.33
Utilities	
Internet & TV services	602.62
Total Utilities	**602.62**
Website Services	1,620.64
Total Expenses	**$297,510.54**
NET OPERATING INCOME	**$ -117,990.25**
Other Income	
Credit card rewards	351.05
Interest earned	354.46
Total Other Income	**$705.51**
Other Expenses	
Reconciliation Discrepancies	371.00
Total Other Expenses	**$371.00**
NET OTHER INCOME	**$334.51**
NET INCOME	**$ -117,655.74**

Blind Tiger, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-123,148.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-32,940.00
Accounts Receivable - Owner	-1,303.54
AR - ERC	3,600.00
Inventory:Inventory - Bottled Product	-29,210.87
Inventory:Inventory - Flavoring	-18,952.11
Inventory:Inventory - Packaging	-6,940.95
Room 33 Receivable	3,000.00
American Express Credit Card	3,099.20
Chase Credit Card	0.00
Webstaurant Credit Card (FNBO)	285.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-79,362.77**
Net cash provided by operating activities	**$ -202,511.57**
FINANCING ACTIVITIES	
Ben Franklin Convertible Note	29,500.00
Ben Franklin Loan	60,000.00
ECRDA - Diversity Micro Loan	5,766.50
Garber Fund Note Payable	75,000.00
Opening balance equity	0.00
Outside Investors:Investment from Expert DoJo Accelerator	50,000.00
Owner investments - Rebecca Styn	1,000.00
Net cash provided by financing activities	**$221,266.50**
NET CASH INCREASE FOR PERIOD	**$18,754.93**
Cash at beginning of period	17,281.81
CASH AT END OF PERIOD	**$36,036.74**

Blind Tiger, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-219,507.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-9,611.11
Accounts Receivable - Owner	-681.40
Inventory:Inventory - Bottled Product	-78,137.24
Inventory:Inventory - Flavoring	-53,519.69
Inventory:Inventory - Packaging	-68,063.30
Inventory Asset	0.00
Room 33 Receivable	300.00
Accumulated depreciation	1,780.00
American Express Credit Card	3,519.71
Webstaurant Credit Card (FNBO)	1,479.15
Suspense account	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-202,933.88**
Net cash provided by operating activities	**$ -422,441.28**
INVESTING ACTIVITIES	
Long-term office equipment	-2,118.94
Net cash provided by investing activities	**$ -2,118.94**
FINANCING ACTIVITIES	
Ben Franklin Convertible Note	500.00
Ben Franklin Convertible Note:Accrued Interest - BF 75k	5,906.31
Ben Franklin Loan	30,000.00
Ben Franklin Loan:Accrued Interest - BF 90k	3,037.50
ECRDA - Diversity Micro Loan	-4,077.62
ECRDA Loan II	20,000.00
Garber Fund Note Payable:Accrued Interest - Garber	6,873.27
Opening balance equity	0.00
Outside Investors:Investment from Don Mennel	175,000.00
Outside Investors:Investment from Ford Mennel	100,000.00
Outside Investors:Investment from R. Zydonik	25,000.00
Outside Investors:Investment from Reineke	50,000.00
Outside Investors:Investment from Ronald & Evelyn Burns	50,000.00
Net cash provided by financing activities	**$462,239.46**
NET CASH INCREASE FOR PERIOD	**$37,679.24**
Cash at beginning of period	36,036.74
CASH AT END OF PERIOD	**$73,715.98**

	2022	2023
Beginning Balance	$0	-$100,659.67
Net Income	-123,148.80	-200,506.45
Owner Investments	23,526.33	0
Outside Investments:		
Expert DoJo Accelerator	50,000.00	0
Don Mennel	0	175,000.00
Ford Mennel	0	100,000.00
R. Zydonik	0	25,000.00
Reineke	0	50,000.00
Ronald & Evelyn Burns	0	50,000.00

Ending Balance	-$100,659.67	$98,833.88

Blind Tiger, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Blind Tiger, Inc. (the "Company") is a corporation organized in September 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.